August 5, 2014

Tia L. Jenkins
Sr. Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	B2Gold Corp.
Form 40-F for the Year Ended December 31, 2013
Filed April 1, 2014
Form 6-K Furnished March 17, 2014
File No. 001-35936

Dear Ms. Jenkins:

This letter responds to the staff’s comments set forth in the July 10, 2014 letter regarding the above-referenced Form 40-F filed April 1, 2014 and Form 6-K furnished March 17, 2014. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 40-F for the Year Ended December 31, 2013

Staff Comment No. 1:

We note that you have not included your Exhibit 99.2, audited annual financial statements and Exhibit 99.3, Management’s Discussion and Analysis as an exhibit to your Form 40-F but incorporated by reference to exhibits to Form 6-K furnished to the Commission on March 17, 2014. Please explain to us why you have furnished your audited financial statements and Management’s Discussion and Analysis on Form 6-K and how your Form 40-F complies with Instruction B.(3) to Form 40-F.

B2Gold Corp.’s Response:

We have amended our Form 40-F annual report for the year ended December 31, 2013 to include, rather than incorporate by reference, our audited financial statements and Management’s Discussion and Analysis. The amended Form 40-F was refiled on EDGAR on July 25, 2014.

Exhibit 99.1 Annual Information Form

Staff Comment No. 2:

We note your reserves are only reported as the sum of your proven and probable reserves. This is contrary to the guidance provided by U.S. Industry Guide 7 and Canadian National Instrument 43-101 section 2.2. We also note your resources are reported as the sum of your measured and indicated resources instead of reporting each classification separately, again in conflict with National Instrument 43-101 section 2.2. Please revise your filing reporting your proven and probable reserves separately along with your measured, indicated resources.

Tia L Jenkins
August 5, 2014

B2Gold Corp.’s Response:

We are incorporated in British Columbia and are a “foreign private issuer” as defined in Rule 405 of the Securities Act of 1933, as amended. We satisfy the requirements of General Instruction A.2 of Form 40-F and file reports with the Commission pursuant to the multi-jurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the Commission. Pursuant to MJDS, we prepare our Annual Information Form in accordance with applicable Canadian disclosure requirements and are not subject to the Commission’s Industry Guide 7. We intend to continue to prepare our Annual Information Form and other Canadian MJDS reports filed with the Commission pursuant to such Canadian disclosure requirements.

The disclosure contained in our Form 40-F for the year ended December 31, 2013 complies with the disclosure requirements of Form 40-F and the Securities Exchange Act of 1934, as amended, based on the relevant Canadian disclosure requirements for our Annual Information Form and other Canadian MJDS reporting requirements. We report reserve and resource estimates in accordance with National Instrument 43-101 (the "NI 43-101"), the national instrument for the Standards of Disclosure for Mineral Projects within Canada. On page 3 of our Form 40-F, we clearly disclose that we comply with the disclosure standards of NI 43-101, which may differ materially from the requirements of the Commission.

The disclosure in our Annual Information Form is provided on a summary basis for both proven and probable reserves and measured and indicated resources. It is our view that the summary disclosure of mineral reserves and resources in the Annual Information Form is supported by the disclosure in the technical reports relating to each mineral project, which complies with all disclosure requirements set out in National Instrument 43-101. The disclosure for each mineral project in the Annual Information Form includes the reference to, and listing of, the applicable technical report that supports the disclosure, including instruction to the reader on how to locate the technical report. Our first time disclosure of mineral reserves and mineral resources, as supported by a technical report, if necessary, includes the necessary breakdown of mineral resources and resources by category. Our view is that we have complied, and continue to comply, with the requirements set out in NI 43-101 section 2. We note that the British Columbia Securities Commission has reviewed our past Annual Information Forms, containing the same forms of disclosure, in the context of both prospectuses and continuous disclosure reviews.

Tia L Jenkins
August 5, 2014

Staff Comment No. 3:

Proven and probable reserves are disclosed for your La Libertad, Limon, and Masbate properties as of December 31, 2013 and the Kiaka property as of January 8, 2013. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

Property and geologic maps

Description of your sampling and assaying procedures

Drill-hole maps showing drill intercepts

Representative geologic cross-sections and drill logs

Description and examples of your cut-off calculation procedures

Cutoff grades used for each category of your reserves and resources

Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

A detailed description of your procedures for estimating reserves

Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

All calculations used to update previous reserve estimates using subsequent production statistics.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of, Rule 12b-4 of the Exchange Act.

Tia L Jenkins
August 5, 2014

B2Gold Corp.’s Response:

As noted above, pursuant to MJDS, we comply with Canadian disclosure standards, including 43-101, with respect to the estimation of resources and reserves, and we are not subject to the requirements of the Commission’s Industry Guide 7.

Notwithstanding the fact that the Commission’s standards for resource and reserve reporting do not apply, we have furnished certain information responsive to this Comment as supplementary information and not as part of the file, in the form of a CD which contains several Adobe PDF documents to which we refer you. Any questions with respect to this supplementary information may be posed to Tom Garagan, Senior Vice President of Exploration. Mr. Garagan can be reached at (604) 601-2953 and tgaragan@b2gold.com.

Form 6-K Furnished March 17, 2014

Exhibit 99.1 Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 1

 Staff Comment No. 4:

In your fourth quarter 2013 earnings conference call, you mention that, of the $32 million in capital expenditures for the year, you incurred $11.3 million for Jabali road construction. Please tell us how you accounted for these costs and your basis in accounting.

B2Gold Corp.’s Response:

In 2013, the Company expended $14.5 million (2012 - $12.7 million) on Jabali development, including $6.8 million (2012 - $4 million) on constructing a 15 km haul road for transporting the Jabali deposit ore to the Libertad mill. Please note, the fourth quarter 2013 earnings conference call incorrectly mentioned that $11.3 million was incurred for Jabali road construction.

Jabali development expenditures, including those for the haul road, were incurred by the Company to bring the Jabali deposit to commercial production. Accordingly, these expenditures were capitalized by the Company. The application of the Company’s accounting policy to capitalize these development costs was derived from the guidance in the IFRS Conceptual Framework and IAS 16 paragraph 7.

Tia L Jenkins
August 5, 2014

The haul road is a private service/haulage road constructed on Libertad/Jabali mining concessions and used exclusively to transport the ore from the Jabali deposit to the Libertad mill. The road is not accessible to the public. The costs incurred to construct the road have been capitalized to property, plant, and equipment for the Libertad Mine. The costs of the road are being amortized over the estimated life of the Jabali deposit on a units-of-production basis.

Note 3 Accounting Changes and Recent Pronouncements, page 1

Leases, page 2

Staff Comment No. 5:

We note your policy for finance leases discloses that you capitalize the fair value of the leased asset, or if lower, the present value of minimum lease payments at the inception of the lease. Please tell us how your policy compares with the requirement to initially recognize finance leases at the commencement of the lease term as stated in paragraph 20 of IAS17. In doing so, please tell us if recognition commences at the earlier of when you are entitled to exercise your right to use the leased asset or when the lease term begins.

B2Gold Corp.’s Response:

The Company’s existing accounting policy disclosed in the financial statements for the year ended December 31, 2013 specified that initial recognition of the tangible asset and corresponding liability in respect of a finance lease was at “inception”. The Company intended this to mean recognition occurs on the date that the Company has a right of use of the asset, which is the date of “commencement”. The terminology used in the Company’s disclosed accounting policy did not result in any differences in the timing of recognition in respect of the leased asset and corresponding lease liability as the Company’s right of use coincided with the date of lease “inception” for current leases.

For greater clarity, the Company proposes to replace the existing reference to “inception” in its disclosed accounting policy with the following wording commencing in its 2014 annual consolidated financial statements.

“Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the commencement of the lease term (the date from which the lessee is entitled to exercise its right to use the leased asset) at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.”

Note 4 Summary of Accounting Policies, page 3

Mining interests, page 7

Tia L Jenkins
August 5, 2014

Property, plant and equipment, page 7

Staff Comment No. 6:

We note that you have several development properties and you disclose expenditures incurred on properties under development are capitalized within property, plant and equipment. Please expand your disclosure to address how you determine the beginning and ending of the development stage for your mines.

B2Gold Corp.’s Response:

For expanded disclosure on determining the beginning of the development stage for the Company’s mines, the Company proposes to add the following underlined wording to its existing accounting policy note relating to “Mining Interests - Exploration and Evaluation Expenditures” commencing in its 2014 annual consolidated financial statements.

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation until the properties are placed in production, abandoned, sold or considered to be impaired in value. Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, exploration and evaluation expenditures are reclassified to “mineral properties and mine development costs”. If no minable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Exploration costs that do not relate to any specific property are expensed as incurred.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to:

The extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;
The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
The status of environmental permits, and
The status of mining leases or permits.

In addition, commercial viability is deemed to be achieved when the Company determines that the project will provide a satisfactory return relative to its perceived risks. Ore reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined. Evaluation costs may continue to be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s returns.

Tia L Jenkins
August 5, 2014

For expanded disclosure on determining the ending of the development stage for the Company’s mines, the Company proposes to add the following underlined wording to its existing accounting policy note for “Mining Interests - Mineral properties and mine development costs” commencing in its 2014 annual consolidated financial statements.

Capitalization of costs incurred ceases when the mining property is capable of commencement of mining operations in the manner intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against capitalized costs.

The Company applies judgment in its assessment of when a mine is capable of operating in the manner intended by management which takes account of the design of the mine and the nature of the initial commissioning phase of the mine.

Mineral properties and mine development costs, page 8

Staff Comment No. 7:

We note your accounting policy disclosure stating that you include a portion of measured and indicated resources expected to be classified as reserves in the unit-of-production calculation for determining the amortization of your property, plant and equipment and mineral properties and mine development costs. To enhance our understanding of your accounting policy, please:

tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of resources expected to be classified as reserves, and tell us whether there have been any changes to your policy;

tell us how you determine whether a resource is reasonably expected to be converted to proven and probable reserves. Please provide us with your history of converting resources into proven and probable reserves;

tell us the number of years of historical data that you have used to estimate your projected rates of converting resources to proven and probable reserves;
explain to us whether and why historical trends are indicative of future conversion rates; and

provide the amount of depletion expense for each period that would have been recognized if only proven and probable reserves were included in the depreciable base (i.e., excluding all measured and indicated and all inferred mineral resources from the depreciable base).

Tia L Jenkins
August 5, 2014

B2Gold Corp.’s Response:

The Company has three operating mines, the Libertad and Limon Mines in Nicaragua and, commencing on January 16, 2013, the Masbate Mine in the Philippines. The Company acquired control of CGA Mining Limited (“CGA”) on January 16, 2013, including CGA’s producing mine, the Masbate Mine. On March 26, 2009, the Company acquired the Libertad and Limon Mines, as a result of a business combination with Central Sun Mining Inc. In the fourth quarter of 2009, the conversion of the Libertad Mine from a heap leach mine to a conventional milling operation was completed. The Libertad Mine achieved commercial production on February 1, 2010. The Limon Mine has been in operation since 1941.

The Company typically updates its reserves and resources annually. The reserves and resources amounts detailed below reflect the amounts disclosed in the Company’s Annual Information Form for the years noted.

As discussed below, the Company’s accounting policy with respect to its unit-of-production (“UOP”) calculation for determining the amortization of its property, plant and equipment and mineral properties and mine development costs has remained the same, being to include a portion of measured and indicated resources (“M&I”) expected to be classified as reserves in its UOP calculation. The Company’s policy is not to include any element of inferred resources in its depletion calculation.

As each ore deposit is unique and is a depletable resource, historic trends will not necessarily always be indicative of future conversion rates. The Company’s determination is also based on data specific to each ore deposit as reflected in the Life of Mine plan for each operation. The Company considers such factors as: the deposit geometry, the continuity of the gold mineralization of the ore zones, gold grades, metallurgy and process recovery rates, and proximity of the ore to existing operations. Future capital expenditures necessary to access any M&I resources are also taken into account, and added into the numerator of the depletion calculation when determining the pattern of depletion charge for each operation. These are typically associated with underground infrastructure costs.

Libertad Mine - Nicaragua

In 2013 and consistent with prior years, the denominator in the UOP calculation for the Libertad Mine included 100% of Libertad’s M&I resources, totaling 423,810 ounces. This was based on 100% of Libertad’s December 2012 43-101 compliant M&I resources of 470,900 contained ounces, adjusted for estimated process recoveries. In accordance with the Company’s policy, inferred resources totaling 341,800 ounces were excluded from the depletion base.

Tia L Jenkins
August 5, 2014

The Company has a strong history of converting its MI resources into reserves at the Libertad Mine. At the commencement of production in 2010, Libertad’s 43-101 reserves and M&I resources totaled 650,270 ounces and 260,034 ounces respectively. During the 3.9 year period from commencement of commercial production to December 31, 2013, the Libertad Mine had produced mill feed of 453,885 ounces. At December 31, 2013, Libertad’s reserves and M&I resources totaled 498,000 ounces and 355,000 ounces respectively.

Annual rates for the conversion of Libertad’s M&I resources into reserves may be summarized as follows:

	Annualized (i)	Cumulative (ii)	Cumulative - Dec. 31, 2009 (iii)
2013	0%	64%	116%
2012	29%	49%	117%
2011	21%	49%	48%
2010	27%	27%	27%

These rates are calculated each year as follows:

i.	(closing reserves + mill feed for the year - opening reserves) (opening M&I resources for the year)

ii.	(cumulative new reserves since January 1, 2010) (opening M&I resources for the year)

iii.	(cumulative new reserves since January 1, 2010) (M&I resources as at December 31, 2009)

The Company considers that the implied historical and annual conversion rates for the Libertad Mine provide an adequate basis for utilizing 100% of M&I resources as a denominator in the depletion calculation. The initial denominator is based on proven and probable reserves plus 100% of M&I resources at the start of each financial year, and is adjusted each reporting period for production to date.

If only proven and probable reserves were included in the denominator for depletion calculation purposes for each of the years in the four year period ended December 31, 2013, Libertad’s depletion expense would have been as follows:

Tia L Jenkins
August 5, 2014

	Depletion expense - as reported ($ in thousands)	Depletion expense -based on proven &probable reserves only ($ inthousands)	Difference ($ in thousands)
2013	32,067	39,378	7,311
2012	22,881	32,995	10,114
2011	18,572	21,927	3,355
2010	8,348	11,708	3,360

Limon Mine - Nicaragua

In 2013 and consistent with prior years, the denominator in the UOP calculation for the Limon Mine included 100% of Limon’s M&I resources (with the exception of certain Santa Pancha 2 underground zone M&I resources), totaling 289,877 ounces. This was based on 100% of Limon’s December 31, 2012 43-101 compliant M&I resources of 341,800 contained ounces, adjusted for estimated process recoveries and the exclusion of 37,705 ounces relating to Santa Pancha 2 underground zone M&I resources, excluded due to their lack of close proximity to existing mining operations at the estimate date. In accordance with the Company’s policy, inferred resources totaling 110,500 ounces have been excluded from the depletion base.

The Company has a strong history of converting its MI resources into reserves at the Limon Mine, which has been in operation since 1941. Effective January 1, 2010 Limon’s 43-101 attributable reserves and M&I resources totaled 142,634 ounces and 78,793 ounces respectively. During the 4 year period from January 1, 2010 to December 31, 2013, the Limon Mine had attributable mill feed of 213,037 ounces. At December 31, 2013, Limon’s attributable reserves and M&I resources totaled 289,000 ounces and 158,000 ounces respectively.

Annual rates for the conversion of Limon’s M&I resources into reserves may be summarized as follows:

	Annualized (i)	Cumulative (ii)	Cumulative - Dec. 31, 2009 (iii)
2013	41%	103%	446%
2012	20%	142%	269%
2011	5%	155%	231%
2010	233%	223%	223%

These rates are calculated each year as follows:

Tia L Jenkins
August 5, 2014

i.	(closing reserves + mill feed for the year - opening reserves)
(opening M&I resources for the year)

ii.	(cumulative new reserves since January 1, 2010) (opening M&I resources for the year)

iii.	(cumulative new reserves since January 1, 2010) (M&I resources as at December 31, 2009)

The Company considers that the implied historical and annual conversion rates for the Limon Mine provide an adequate basis for utilizing 100% of Limon’s M&I resources (adjusted for Santa Pancha 2 underground zone M&I resources) as a denominator in the depletion calculation. The initial denominator is based on proven and probable reserves plus 100% of M&I resources (as adjusted) at the start of each financial year, and is adjusted each reporting period for production to date.

If only proven and probable reserves were included in the denominator for depletion calculation purposes for each of the years in the four year period ended December 31, 2013, Limon’s depletion expense would have been as follows:

	Depletion expense - as reported ($ in thousands)	Depletion expense - based on proven& probable reserves only ($ in thousands)	Difference ($ in thousands)
2013	17,031	24,586	7,555
2012	10,180	13,108	2,928
2011	7,603	8,874	1,271
2010	6,391	8,514	2,123

Masbate Mine – Philippines

The Company acquired the Masbate Mine on January 16, 2013 as part of its acquisition of CGA. B2Gold subsequently reported reserves and M&I resources for the Masbate Mine in August 2013 of 3,226,400 ounces and 2,307,200 ounces respectively. The reported amounts were based on B2Gold’s analysis of the geological data acquired from CGA on January 16, 2013.

The updated reserves and M&I resources were then factored into the 2013 mine plan which included M&I resources totaling 985,156 contained ounces, representing 43% of the contained M&I resources reported in August 2013.

Tia L Jenkins
August 5, 2014

For the year ended December 31, 2013, the denominator in the UOP calculation for the Masbate Mine included 43% of Masbate’s M&I resources, totaling 788,124 ounces. This was based on 43% (985,156 ounces) of the Masbate Mine’s M&I contained ounces included in the mine plan referred to above, adjusted for estimated process recoveries.

During the year ended December 31, 2013, a total of 176,843 ounces were produced at the Masbate Mine. Mill feed ounces in the period totaled 212,119 ounces. At December 31, 2013, reported reserves and M&I resources for Masbate were 3,582,000 ounces and 788,000 ounces respectively.

The implied conversion rate of 58% for Masbate’s M&I resources for the year ended December 31, 2013 was calculated as:

New attributable reserve ounces	=	567,799 ounces
(3,582,000 + 212,199 - 3,226,400)

Original M&I resources	=	985,156 ounces

Implied conversion percentage to date	=	58%

The Company considers that the implied conversion rates for the Masbate Mine provide an adequate basis for utilizing 43% of M&I resources as a denominator in the depletion calculation. The initial denominator was based on proven and probable reserves plus 43% of M&I resources at the start of fiscal 2013. The total depletion charge for 2013 was adjusted using this denominator upon finalization of the Masbate Mine purchase price allocation at December 31, 2013.

If only proven and probable reserves were included in the denominator for depletion calculation purposes for the year ended December 31, 2013, Masbate’s depletion expense would have been as follows:

	Depletion expense - as previously reported ($ in thousands)	Depletion expense -based on proven &probable reserves only ($ inthousands)	Difference ($ in thousands)
2013	36,757	44,472	7,715

Exploration and Evaluation expenditures, page 8

Tia L Jenkins
August 5, 2014

Staff Comment No. 8:

We note your policy that when a production decision has been made on a property, exploration and evaluation expenditures are reclassified to mineral properties and mine development costs. Please expand your policy to clarify when and how you have demonstrated technical feasibility and commercial viability per IFRS 6 paragraph 17. Additionally, please clarify the amount recognized in your statement of operations related to exploration and evaluation activities per IFRS 6 paragraph 24.

B2Gold Corp.’s Response:

The Company’s policy is to initially capitalize eligible expenditure incurred on exploration and evaluation for mineral resources; therefore the Company would typically not record an expense on initial recognition for exploration and evaluation expenditure. The Company capitalizes such costs until such time as commercial feasibility and technical viability is met at which time such costs are re-categorized as development stage mineral interests or until such time as an impairment indicator is identified which also results in a need to impair pre-existing capitalized exploration and evaluation expenditures. In 2013, an impairment of $9.6 million (2012 - $1.5 million) was recognized as an impairment expense in the line item “Write off of mineral property interests” in the statement of operations that was attributable to exploration and evaluation expenditures which had previously been capitalized. This was a result of the Company’s decision to curtail exploration on the Cebollati property during the quarter ended September 30, 2013.

Revenue, page 10

Staff Comment No. 9:

We note your policy disclosure that silver revenue is accounted for as a by-product and is recorded as a credit to operating costs. Please tell us your accounting basis for netting sales revenue from by-products against operating expenses specifically addressing paragraph 32 of IAS 1 in your response. Also please quantify the amounts of silver revenue that were netted for each period presented.

B2Gold Corp.’s Response:

Paragraph 32 of IAS 1 states that an entity shall not offset assets and liabilities or income and expenses, unless required or permitted by an IFRS. The Company concluded its assessment of whether the offset of silver sales from costs was permissible by reference to IAS 2 paragraph 14 which states: “Most by-products, by their nature, are immaterial. When this is the case, they are often measured at net realizable value and this value is deducted from the cost of the main product. As a result, the carrying amount of the main product is not materially different from the cost”.

Tia L Jenkins
August 5, 2014

In applying IAS 2 and the requirements of IAS 1, the Company made an assessment that the silver is a by-product rather than a joint product. By-products, by their definition, are incidental to the production of a primary metal. The Company is primarily a gold producer. In the production of its gold, the Company also produces silver with a small aggregate monetary value. For instance, the Company’s 2013 silver sales totaled $9.2 million (2012 - $7.1 million), or 1.7% (2012 – 2.7%) of the Company’s 2013 gold sales of $544.3 million (2012 - $259.1 million). Relative to the Company’s gold sales, the Company does not consider its silver sales to be material. The Company considered the IFRS Conceptual Framework’s definition of materiality in its assessment of materiality.

The IFRS Conceptual Framework defines materiality as follows: “Information is material if omitting it or misstating it could influence decisions that users make on the basis of financial information about a specific reporting entity. In other words, materiality is an entity-specific aspect of relevance based on the nature or magnitude, or both, of the items to which the information relates in the context of an individual entity’s financial report”.

Consequently, the Company accounts for its silver revenue as a by-product (and nets its sales revenue from silver against its operating expenses).

* * * * *

B2Gold Corp. hereby acknowledges that:

B2Gold Corp. is responsible for the adequacy and accuracy of the disclosure in the filing.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

B2Gold Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 601-2962, or Christopher Doerksen of Dorsey & Whitney LLP at (206) 903-8856.

Tia L Jenkins
August 5, 2014

Sincerely,
B2Gold Corp.

Michael Cinnamond
Senior Vice President Finance and
Chief Financial Officer

cc:	Christopher Doerksen, Dorsey & Whitney LLP